UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Comtech Group, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

89614K 10 6

(CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 6 Pages)

_______________________

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 89614K 10 6	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ren Investment International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,669,528
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 2,669,528
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,669,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.10%
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 89614K 10 6	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Yi Kang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,669,528
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 2,669,528
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,669,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.10%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 89614K 10 6	13D	Page 4 of 6 Pages

This Amendment No. 4 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the “Commission”) on August 2, 2004, as amended by Amendment No.1 (“Amendment No. 1”) filed with the Commission on December 23, 2005, Amendment No. 2 (“Amendment No. 2”) filed with the Commission on March 7, 2006 and Amendment No. 3 (“Amendment No. 3”) filed with the Commission on February 16, 2007, Ren Investment International Ltd., with respect to the shares of common stock, par value $0.01 per share, of Comtech Group, Inc., a Maryland corporation with its principal executive offices located at Room 1001, Tower C., Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 518057 PRC (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remained unchanged.

Item 2.    Identity and Background.

(a) This Schedule 13D is filed by Ren Investment International Ltd. (“Ren Investment”) and Mr. Yi Kang as the sole director of Ren Investment and as such Mr. Yi Kang has sole dispositive and voting power over the shares of Common Stock owned by Ren Investment.

(b) Ren Investment’s business address is c/o Comtech Group, Room 1001, Tower C, Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 518057 PRC. Mr. Yi Kang’s business address is c/o Comtech Group, Room 1001, Tower C, Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 518057 PRC

(c) Ren Investment is a holding company consisting of shareholders who are primarily employees of Comtech Group, a privately owned Cayman Islands company, which is now a wholly-owned subsidiary of the Company. Ren Investment invested in Comtech Group prior to its investment in the Company. Mr. Yi Kang is the brother of the Chief Executive Officer and Director of the Company.

(d) During the past five years, neither Ren Investment nor Mr. Yi Kang has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, neither Ren Investment, nor Mr. Yi Kang has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ren Investment is an entity formed in the British Virgin Islands. Mr. Yi Kang is a citizen of the Peoples Republic of China.

Item 3.    Source and Amount of Funds and Other Consideration.

The shares were issued to Ren Investment by the Company in exchange for the transfer and assignment of 2,700,000 shares of Comtech Group, pursuant to the terms of a Share Exchange Agreement, dated May 25, 2004. A copy of such agreement is attached hereto as an exhibit. On March 15, 2007, Mr. Jeffrey Kang resigned as the sole director of Ren Investment and Mr. Yi Kang became the sole director of Ren Investment and as such has the right to vote or direct the voting of the securities owned by Ren Investment. Mr. Yi Kang does not have a pecuniary interest in the shares owned by Ren Investment.

CUSIP No. 89614K 10 6	13D	Page 5 of 6 Pages

Item 5.    Interest in Securities of the Company.

(a) Ren Investment is the beneficial owner of an aggregate of 2,669,528 shares of Common Stock, representing approximately 8.10% of the total issued and outstanding shares of Common Stock of the Company. Mr. Yi Kang in his capacity as sole director of Ren Investment is the beneficial owner of 2,669,528 shares of Common Stock.

(b) Ren Investment has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 2,669,528 shares of Common Stock beneficially owned by it. Mr. Yi Kang has voting power and dispositive power over the shares of Common Stock owned by Ren Investment in his capacity as the sole director of Ren Investment.

(c) Ren Investment sold 500,000 shares of Common Stock in a broker transaction at $15.50 per share. Other than the acquisition and disposition of the shares as reported in this Schedule 13D and such transactions, neither Ren Investment nor Mr. Yi Kang has effected any transactions in the Common Stock of the Company in the past 60 days.

(d) To the knowledge of Ren Investment and Mr. Yi Kang, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

(e) Not applicable.

CUSIP No. 89614K 10 6	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2007	Ren Investment International Ltd.

By: /s/ Yi Kang Name: Yi Kang Title: Sole Director